# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verb Technology Company, Inc., CIK 0001566610
CUSIP: 92337U302
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3024 SIERRA JUNIPER COURT, LAS VEGAS, Nevada (NV), 89138
Date of event which requires filing of this statement: 08/07/2025
Amends the filing with accession number 0001641172-25-022322
Filed by CIK 0001623811
Persons authorized to receive notices and communications: Rory J. Cutaia, 3024 Sierra Juniper Court,, Las Vegas, Nevada (NV), 89138, (855) 250-2300

## Reporting persons
- Rory J. Cutaia (CIK 0001623811): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 889,065; shared voting power 0; sole dispositive power 889,065; shared dispositive power 0; aggregate amount beneficially owned 889,065 (1.5% of the class)
  Comment: The number of securities in Rows 7, 9 and 11 represents beneficial ownership of (i) 400,000 restricted stock units, of which all 400,000 have vested, (ii)160,000 restricted stock units, of which all 160,000 have vested, (iii) 80,000 restricted stock units, of which all 80,000 have vested, (iv) 60,000 restricted stock units, of which all 60,000 have vested, (v) 60,000 restricted stock units, of which all 60,000 have vested, (vi) 907 shares of common stock, (vii) 126,855 restricted stock units, of which all 126,855 have vested and (viii) 1,303 shares of common stock underlying stock options exercisable within 60 days.
  
  This percentage is calculated based upon 60,538,870 shares of common stock issued and outstanding as of August 7, 2025 and 1,303 shares of common stock issuable upon exercise of the options that are exercisable within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Verb Technology Company, Inc.
Address of issuer's principal executive offices: 3024 SIERRA JUNIPER COURT, LAS VEGAS, Nevada (NV), 89138
Comment:
This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 19, 2014, as amended (the "Schedule 13D"). Except as set forth in this Amendment, the Schedule 13D remains unchanged.

On August 7, 2025, the issuer completed transactions involving the entry into a subscription agreement with certain institutional investors for the issuance of 57,425,254 shares of the Common Stock and 1,276,863 pre-funded warrants to purchase shares of Common Stock. Following the transaction, the Company had 60,538,870 shares of Common Stock outstanding.

This Amendment No.6 is being filed to update the number of shares of Common Stock of the issuer, and the aggregate percentage of the common stock of the issuer beneficially owned by the reporting person due to changes in outstanding common stock figures of the issuer resulting from the transactions, and not in connection with a disposition of any common stock by the reporting person.

As a result of the transactions described herein, the filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 2. Identity and Background
Name of person filing: Rory J. Cutaia
Residence or business address: 3024 Sierra Juniper Court, Las Vegas, NV 89138
Present principal occupation or employment: Director of the Issuer and CEO of Global Digital Media Business and Operations.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person currently beneficially owns 889,065 shares of common stock (including 1,303 shares of common stock underlying stock options exercisable within 60 days), which represents 1.5% of the outstanding shares of common stock of the Issuer. Such percentage is calculated based on 60,538,870 shares of common stock outstanding as of August 7, 2025 and 1,303 shares of common stock issuable upon exercise of the options exercisable within 60 days.
Transactions in the class effected during the past sixty days: There have been no transactions in the class of securities reported on that were effected within the lesser of the past 60 days and since the filing of the most recent amendment to this Schedule 13D.

## Signatures
- Rory J. Cutaia: /s/ Rory J. Cutaia, Rory J. Cutaia (08/11/2025)